

June 28, 2013

Nelson José Jamel
Chief Financial Officer
Ambev S.A.
Rua Dr. Renato Paes de Barros, 1017, 3rd Floor
04530-001, São Paulo, SP, Brazil

> **Re:** **Ambev S.A.**
> **Amendment No. 2 to Draft Registration Statement on Form F-4**
> **Submitted June 20, 2013**
> **File No. 377-00131**
> **CIK No. 0001565025**

Dear Mr. Jamel:

The following comment is supplemental to our letter dated June 27, 2013.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Combined financial statements of ABI's interests in Ambev S.A. and Ambev

Notes to Ambev S.A. Predecessor Financial Statements

1. Corporate information

(c) Basis of Presentation of the Predecessor Financial Statements, page F-34

1. We note your responses dated May 21, 2013 and June 26, 2013 to our prior comment 20 of our letter dated April 16, 2013 and the related issues. Please address the following:

a) Please provide us with your analysis as to why you believe there is no analogous guidance in IFRS, per par. 11 of IAS 8. Please address how you considered IAS 27 and other potentially analogous guidance in IFRS, as well as the concepts in the Framework.

b) Tell us if you have discussed, or plan to discuss the proposed accounting with the Brazilian regulator.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

You may contact Jamie Kessel, at (202) 551-3727, or Raj Rajan, at (202) 551-3388, if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper, at (202) 551-3329, or Pamela Howell, at (202) 551-3357, with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director

cc: Kevin W. Kelley, Esq.